Exhibit 99.1

•   SPONSORSHIP REVENUE INCREASED 48.6%

•   PROFIT BEFORE TAX INCREASED 47.9%

•   RECORD SECOND QUARTER REVENUE OF £110.1 MILLION

•   RECORD SECOND QUARTER  EBITDA OF £50.2 MILLION

MANCHESTER, U.K. — 14 February 2013 — Manchester United (NYSE: MANU; “the Company” and “the Group”) — one of the most popular and successful sports teams in the world - today announced financial results for the three and six month periods ended 31 December 2012.

Highlights

•                  Increased second quarter commercial revenue 29.0% year on year.

•                  Completed the strategic acquisition of BskyB’s one-third stake in MUTV, taking full control of our global television channel.

•                  Executed an additional six new Sponsorship deals — Kansai and Singha (global; headquartered in Japan/South Africa and Thailand), Wahaha and Multistrada (regional; China and Indonesia respectively); and China Construction Bank and Denizbank (financial services; China and Turkey respectively).

•                  Premier League Clubs agreed to a system of enhanced financial regulations — The new regulations include a short-term cost control protocol, which would limit the amount by which clubs could raise their player costs.

•                  Finalised 2013 summer tour which includes games in Australia, Japan, and Hong Kong.

Commentary

Ed Woodward, Executive Vice Chairman commented, ‘Manchester United achieved record revenue and record adjusted EBITDA in the second quarter driven by our commercial operation, which continues to experience extremely strong growth particularly in sponsorship.  In addition, our acquisition of BskyB’s one third stake in Manchester United’s global television channel MUTV will be key in expanding our media business in the future’.

Outlook

For fiscal 2013, Manchester United continues to expect:

•                  Revenue to be £350m to £360m.

•                  Adjusted EBITDA to be £107m to £110m.

Key Financials (unaudited)

	Three months ended 31 December			Six months ended 31 December
£ million	2012	2011	Change	2012	2011	Change
Commercial revenue	35.6	27.6	29.0%	78.6	62.2	26.4%
Broadcasting revenue	39.5	37.7	4.8%	53.2	59.6	(10.7)%
Matchday revenue	35.0	36.0	(2.8)%	54.6	53.3	2.4%
Total revenue	110.1	101.3	8.7%	186.4	175.1	6.5%
Adjusted EBITDA*	50.2	44.9	11.8%	66.5	64.2	3.6%

Profit on ordinary activities before Tax	28.4	19.2	47.9%	22.3	12.8	74.2%
Tax (expense)/credit	(12.2)	22.9	—	14.4	24.3	(40.7)%

Profit for the period from continuing operations (i.e. Net Income)	16.2	42.1	(61.5)%	36.7	37.1	(1.1)%
Basic and diluted earnings per share (EPS)**	0.10	0.27	(63.0)%	0.23	0.24	(4.2)%
Gross debt***	366.6	438.9	(16.5)%	366.6	438.9	(16.5)%
Cash and cash equivalents	66.6	50.9	30.8%	66.6	50.9	30.8%

* Adjusted EBITDA is a non-IFRS measure. We define Adjusted EBITDA as profit/(loss) for the period from continuing operations before net finance costs, tax credit/(expense), depreciation, amortisation of, and profit on disposal of, players’ registrations and exceptional items. We believe Adjusted EBITDA is useful as a measure of comparative operating performance from period to period and among companies as it is reflective of changes in pricing decisions, cost controls and other factors that affect operating performance, and it removes the effect of our capital structure (primarily interest expense and exchange rate gains or losses), asset base (primarily depreciation and amortisation) and items outside the control of our management (primarily income taxes and interest income and expense).  Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for an analysis of our results as reported under IFRS as issued by the IASB. A reconciliation of Adjusted EBITDA to profit/(loss) for the period from continuing operations is presented in supplemental note 4.

** See supplemental note 2.

*** Gross debt has decreased by 16.1% since 30 June 2012 (£436.9 million).

Revenue Analysis

Commercial

Commercial revenue for the second quarter increased 29.0% year on year to £35.6 million driven by the addition of several new sponsorship deals. For the second quarter:

•                  Sponsorship revenue increased 48.6% to £20.8 million;

•                  Retail, Merchandising, Apparel & Product Licensing increased 13.1% to £9.5 million; and

•                  New Media & Mobile increased 1.9% to £5.3 million.

We have secured a new eight year sponsorship agreement for our training kit rights; and will be making an announcement with further details in the near future.

Broadcasting

Broadcasting revenues for the second quarter increased 4.8% year on year to £39.5 million. The main reason for this increase relates to one extra Champions League game being played and two additional live Premier League TV appearances compared to the same period last year.

Matchday

Matchday revenues for the second quarter decreased 2.8% year on year to £35.0 million, due mainly to one less domestic cup home game being played in the period.

Other Financial Information

Operating expenses

Total operating expenses for the second quarter increased 4.6% year on year to £73.2 million.

Staff costs

Staff costs for the second quarter increased 14.2% year on year to £44.2 million, primarily due to new player signings, player wage increases and growth in commercial headcount. The six months year to date increase is 10.5% year on year to £84.5 million.

Other operating expenses

Other operating expenses for the second quarter decreased 11.3% year on year to £15.7 million, primary due to a reduction in gateshare costs relating to the one less domestic cup home game compared with the same period last year.

Depreciation & amortisation of players’ registrations

Depreciation for the second quarter increased 5.9% year on year to £1.8 million, from £1.7 million in the prior period; and amortisation of players’ registrations for the quarter increased 8.1% year on year to £10.7 million. The unamortised balance of existing players’ registrations at 31 December 2012 was £125.9 million.

Exceptional items

Exceptional items for the second quarter were £0.8 million and related to professional adviser fees in connection with the IPO compared with £2.0 million in the prior year quarter.

Profit on disposal of players’ registrations

Profit on the disposal of players’ registrations for the second quarter was £0.7 million due to additional conditional payments being received for players sold in prior periods.

Net finance costs

Net finance costs for the second quarter decreased 25.2% year on year to £9.2 million. The decline was driven by the re-purchase and retirement of the sterling equivalent of £62.6 million of senior secured notes comprising US$101.7 million of US dollar denominated notes and a favourable foreign exchange movement of £2.3 million year on year on translation of the US dollar denominated senior secured notes.

These foreign exchange gains or losses are not a cash benefit or charge and could reverse depending on dollar/sterling exchange rate movements.  Any gain or loss on a cumulative basis will not be realised until 2017 (or earlier if our senior secured notes are refinanced or redeemed prior to their stated maturity).

Tax

The Group recorded a non-cash tax charge for the second quarter of £12.2 million, which primarily reflects the utilisation of a portion of the deferred tax asset recognised in the first quarter of fiscal 2013.  In the prior year period, the Group recorded a tax credit of £22.9 million due primarily to the recognition of a deferred tax asset relating to pre-existing UK losses.  The effective tax rate for the quarter is 42.8%, which is higher than the US statutory tax rate of 35%, due to a current mismatch in the recognition of the UK and US deferred tax assets and liabilities.  It should be noted that these are all non-cash tax charges.

Profit for the period from continuing operations

Profit from continuing operations for the second quarter decreased to £16.2 million, compared with a profit of £42.1 million in the prior year quarter. Earnings per share for the second quarter decreased to £0.10, compared with £0.27 in the prior year quarter. This decrease is largely due to a tax credit of £22.9 million realised in the prior year quarter, compared to a tax charge of £12.2 million in this year’s second quarter.

Cash flows

Cash generated from operating activities for the second quarter was £25.4 million, an increase of £31.7 million compared to £6.3 million cash used in the prior year quarter.

Capital expenditures on property, plant and equipment and investment property for the second quarter were £5.9 million, an increase of £4.3 million compared to £1.6 million in the prior year quarter mainly due to the continuing redevelopment of the Carrington training facility.

Net player capital expenditure for the second quarter was £2.4 million, an increase of £1.5 million compared to £0.8 million in the prior year quarter due mainly to conditional payments being made on players acquired in prior periods.

Net cash used in financing activities for the second quarter was £1.6 million, a decrease of £3.7 million compared to £5.3 million in the prior year quarter.  The current year quarter includes expenses of £1.5 million directly attributable to the issue of new shares. The prior year quarter includes £5.3 million relating to the repurchase of senior secured notes.

Cash and cash equivalents

Cash and cash equivalents at 31 December 2012 were £66.6 million compared to £50.9 million at 31 December 2011.

Borrowings

Total borrowings were £366.6 million at 31 December 2012 compared to £439.0 million at 31 December 2011. During the six months we re-purchased and retired the sterling equivalent of £62.6 million of senior secured notes comprising US$101.7 million of US dollar denominated notes. The consideration paid amounted to £67.9 million.

Conference Call Information

The Company’s conference call to review the second quarter and six months fiscal 2013 results will be broadcast live over the internet today, 14 February 2013 at 08:00 am Eastern Time and will be available on Manchester United’s investor relations website at http://ir.manutd.com. Thereafter, a replay of the webcast will be available for thirty days.

About Manchester United

Manchester United is one of the most popular and successful sports teams in the world, playing one of the most popular spectator sports on Earth.

Through our 135 year heritage we have won 60 trophies, enabling us to develop the world’s leading sports brand and a global community of 659 million followers. Our large, passionate community provides Manchester United with a worldwide platform to generate significant revenue from multiple sources, including sponsorship, merchandising, product licensing, new media & mobile, broadcasting and matchday.

Cautionary Statement

This press release contains forwardlooking statements. You should not place undue reliance on such statements because they are subject to numerous risks and uncertainties relating to the Company’s operations and business environment, all of which are difficult to predict and many are beyond the Company’s control. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, including descriptions of its business strategy. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” or similar expressions. The forward-looking statements contained in this press release are based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. You should understand that these statements are not guarantees of performance or results. They involve known and unknown risks, uncertainties and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual financial results or results of operations and could cause actual results to differ materially from those in these forward-looking statements. These factors are more fully discussed in the “Risk Factors” section and elsewhere in the Company’s Registration Statement on Form F-1, as amended (File No. 333-182535) and the Company’s Annual Report on Form 20-F (File No. 001-35627).

Key Performance Indicators

	Three months ended		Six months ended
	31 December		31 December
	2012	2011	2012	2011
Commercial % of total revenue	32.3%	27.3%	42.2%	35.5%
Nike and Aon % of Commercial	40.2%	47.8%	36.3%	42.4%
Partners and other % of Commercial	59.8%	52.2%	63.7%	57.6%
Broadcasting % of total revenue	35.9%	37.2%	28.5%	34.0%
Matchday % of total revenue	31.8%	35.5%	29.3%	30.5%
Home Matches Played
FAPL	7	7	10	10
UEFA competitions	2	2	3	3
Domestic Cups	—	1	1	1
Away Matches Played
UEFA competitions	3	2	3	3
Domestic Cups	1	1	1	2

Other
Employees at period end	779	696	779	696
Staff costs % of revenue	40.1%	38.2%	45.3%	43.7%

Phasing of Premier League home games	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total
2012/13 season*	3	7	5	4	19
2011/12 season	3	7	5	4	19

*Note - Games can be rescheduled for TV or clashes due to domestic cup competitions and will be updated each Quarter accordingly.

Contacts

Investor Relations:	Media:
Brendon Frey / Rachel Schacter	Philip Townsend
ICR	Manchester United plc
+1 203 682 8200	+44 161 868 8148
ir@manutd.co.uk	philip.townsend@manutd.co.uk

Jim Barron / Michael Henson
Sard Verbinnen & Co
+ 1 212 687 8080

CONSOLIDATED INCOME STATEMENT

(unaudited; in £ thousands, except per share data)

	Three months ended 31 December		Six months ended 31 December
	2012	2011	2012	2011
Revenue	110,056	101,278	186,372	175,060
Operating expenses	(73,169)	(70,031)	(147,980)	(136,457)
Profit on disposal of players’ registrations	687	206	5,505	5,830
Operating profit	37,574	31,453	43,897	44,433
Finance costs	(9,277)	(12,443)	(21,753)	(32,062)
Finance income	67	194	156	478
Net finance costs	(9,210)	(12,249)	(21,597)	(31,584)
Profit on ordinary activities before tax	28,364	19,204	22,300	12,849
Tax (expense)/credit	(12,146)	22,867	14,386	24,252
Profit for the period from continuing operations(1)	16,218	42,071	36,686	37,101

Attributable to:
Owners of the Company	16,131	41,967	36,517	36,949
Non-controlling interest	87	104	169	152
	16,218	42,071	36,686	37,101

Earnings per share attributable to the equity holders of the Company during the year
Basic and diluted earnings per share (Pounds Sterling)	0.10	0.27 (2)	0.23	0.24 (2)
Weighted-average shares outstanding (Thousands)	163,826	155,352	161,980	155,352

(1)  Also referred to as Net Income.

(2) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.

CONSOLIDATED BALANCE SHEET

(unaudited; in £ thousands)

	31 December 2012	30 June 2012	31 December 2011
ASSETS
Non-current assets
Property, plant and equipment	253,609	247,866	244,537
Investment property	14,140	14,197	14,245
Goodwill	421,453	421,453	421,453
Players’ registrations	125,945	112,399	109,864
Trade and other receivables	1,500	3,000	13,000
Non-current tax receivable	—	—	2,500
Deferred tax asset	15,481	—	—
	832,128	798,915	805,599
Current assets
Derivative financial instruments	161	967	239
Trade and other receivables	61,970	74,163	47,484
Current tax receivable	2,500	2,500	—
Cash and cash equivalents	66,631	70,603	50,900
	131,262	148,233	98,623
Total assets	963,390	947,148	904,222

CONSOLIDATED BALANCE SHEET (continued)

(unaudited; in £ thousands)

	31 December 2012	30 June 2012(1)	31 December 2011(1)
EQUITY AND LIABILITIES
Equity
Share capital	52	50	50
Share premium	68,822	25	25
Merger reserve	249,030	249,030	249,030
Hedging reserve	1	666	—
Retained earnings/(deficit)	24,323	(12,671)	11,233
Equity attributable to owners of the Company	342,228	237,100	260,338
Non-controlling interests	(1,834)	(2,003)	(2,178)
	340,394	235,097	258,160
Non-current liabilities
Derivative financial instruments	1,629	1,685	—
Trade and other payables	21,086	22,305	21,011
Borrowings	349,005	421,247	422,802
Deferred revenue	4,888	9,375	13,862
Provisions	1,158	1,378	1,644
Deferred tax liabilities	28,161	26,678	30,319
	405,927	482,668	489,638
Current liabilities
Derivative financial instruments	60	—	1,734
Current tax liabilities	1,128	1,128	1,127
Trade and other payables	66,106	83,664	47,122
Borrowings	17,625	15,628	16,148
Deferred revenue	131,712	128,535	89,860
Provisions	438	428	433
	217,069	229,383	156,424
Total equity and liabilities	963,390	947,148	904,222

(1) As adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(unaudited; in £ thousands)

	Share capital	Share premium	Merger reserve	Hedging reserve	Retained earnings/ (deficit)	Total attributable to owners of the Company	Non- controlling interests	Total equity
Balance at 1 July 2011	—	249,105	—	(466)	(25,886)	222,753	(2,330)	220,423
Profit for the period	—	—	—	—	36,949	36,949	152	37,101
Cash flow hedges, net of tax	—	—	—	466	—	466	—	466
Currency translation differences	—	—	—	—	170	170	—	170
Total comprehensive income for the period	—	—	—	466	37,119	37,585	152	37,737
Proceeds from shares issued	50	25	—	—	—	75	—	75
Capital reorganisation(1)	—	(249,105)	249,030	—	—	(75)	—	(75)
Balance at 31 December 2011	50	25	249,030	—	11,233	260,338	(2,178)	258,160
(Loss)/profit for the period	—	—	—	—	(13,963)	(13,963)	175	(13,788)
Cash flow hedges, net of tax	—	—	—	666	—	666	—	666
Currency translation differences	—	—	—	—	59	59	—	59
Total comprehensive income/(loss) for the period	—	—	—	666	(13,904)	(13,238)	175	(13,063)
Dividends	—	—	—	—	(10,000)	(10,000)	—	(10,000)
Balance at 30 June 2012	50	25	249,030	666	(12,671)	237,100	(2,003)	235,097
Profit for the period	—	—	—	—	36,517	36,517	169	36,686
Cash flow hedges, net of tax	—	—	—	(665)	—	(665)	—	(665)
Currency translation differences	—	—	—	—	(4)	(4)	—	(4)
Total comprehensive income for the period	—	—	—	(665)	36,513	35,848	169	36,017
Equity settled share-based payments	—	—	—	—	481	481	—	481
Proceeds from shares issued(2)	2	68,797	—	—	—	68,799	—	68,799
Balance at 31 December 2012	52	68,822	249,030	1	24,323	342,228	(1,834)	340,394

(1) Adjusted retrospectively to reflect the reorganisation transactions described in supplemental note 1.

(2) See supplemental note 1.2.

CONSOLIDATED STATEMENT OF CASH FLOWS

(unaudited; in £ thousands)

	Three months ended 31 December		Six months ended 31 December
	2012	2011	2012	2011
Cash flows from operating activities
Cash generated from/(used in) operations (supplemental note 3)	27,980	(2,726)	61,863	19,834
Interest paid	(3,431)	(3,828)	(27,934)	(24,952)
Interest received	72	233	157	379
Income tax received/(paid)	802	—	600	(3,210)
Net cash generated from/(used in) operating activities	25,423	(6,321)	34,686	(7,949)
Cash flows from investing activities
Purchases of property, plant and equipment	(5,942)	(1,630)	(9,338)	(8,041)
Purchases of investment property	—	—	—	(7,364)
Purchases of players’ registrations	(3,361)	(1,255)	(38,258)	(52,289)
Proceeds from sale of players’ registrations	999	407	6,363	4,373
Net cash used in investing activities	(8,304)	(2,478)	(41,233)	(63,321)
Cash flows from financing activities
Proceeds from issue of shares (see supplemental note 1.2)	(1,459)	—	68,799	—
Repayment of other borrowings	(92)	(5,251)	(62,796)	(28,377)
Net cash (used in)/generated from financing activities	(1,551)	(5,251)	6,003	(28,377)
Net increase/(decrease) in cash and cash equivalents	15,568	(14,050)	(544)	(99,647)
Cash and cash equivalents at beginning of period	52,527	64,967	70,603	150,645
Exchange losses on cash and cash equivalents	(1,464)	(17)	(3,428)	(98)
Cash and cash equivalents at end of period	66,631	50,900	66,631	50,900

SUPPLEMENTAL NOTES

1              General information

Manchester United plc (“the Company”) and its subsidiaries (together “the Group”) is a professional football club together with related and ancillary activities. The Company is incorporated under the Companies Law (2011 Revision) of the Cayman Islands. The Company became the parent of the Group as a result of reorganisation transactions which were completed immediately prior to the completion of the public offering of Manchester United plc shares on the New York Stock Exchange (“NYSE”) in August 2012 as described more fully below.

1.1          The reorganisation transactions

The Group had historically conducted business through Red Football Shareholder Limited, a private limited company incorporated in England and Wales, and its subsidiaries. Prior to the reorganisation transactions, Red Football Shareholder Limited was a direct, wholly owned subsidiary of Red Football LLC, a Delaware limited liability company. On 30 April 2012, Red Football LLC formed a wholly-owned subsidiary, Manchester United Ltd., an exempted company with limited liability incorporated under the Companies Law (2011 Revision) of the Cayman Islands, as amended and restated from time to time. On 8 August 2012, Manchester United Ltd. changed its legal name to Manchester United plc.

On 9 August 2012, Red Football LLC contributed all of the equity interest of Red Football Shareholder Limited to Manchester United plc. As a result of these reorganisation transactions, Red Football Shareholder Limited became an indirect, wholly-owned subsidiary of Manchester United plc.

The new parent, Manchester United plc. had 155,352,366 shares in issue immediately after the reorganisation transactions and before the issue of new shares pursuant to the public offering. The reorganisation transactions have been treated as a capital reorganisation arising at the reorganisation date (9 August 2012). In accordance with International Financial Reporting Standards, historic earnings per share calculations and the balance sheet as at 30 June 2012 and 31 December 2011 reflect the capital structure of the new parent rather than that of the former parent, Red Football Shareholder Limited.

1.2          Initial public offering (“IPO”)

On 10 August 2012, the Company issued a further 8,333,334 ordinary shares at an issue price of $14 per share and listed such shares on the NYSE. Net of underwriting costs and discounts, proceeds of $110,250,000 (£70,258,000) were received. Expenses of £1,459,000 directly attributable to this issue of new shares have been offset against share premium.

2              Earnings per share

Basic and diluted earnings per share is calculated by dividing the profit attributable to ordinary equity holders of the Company by the weighted average number of ordinary shares in issue during the period, as adjusted for the reorganisation transactions described in note 1.1. The Company did not have any dilutive shares during the period (2011: none).

	Unaudited three months ended 31 December			Unaudited six months ended 31 December
	2012	2011		2012	2011
Profit attributable to equity holders of the Company (£’000)	16,131	41,967		36,517	36,949
Weighted average Class A ordinary shares (thousands)	39,826	31,352	(1)	37,980	31,352	(1)
Weighted average Class B ordinary shares (thousands)	124,000	124,000	(1)	124,000	124,000	(1)
Basic earnings per share (Pounds Sterling)	0.10	0.27	(1)	0.23	0.24	(1)
Diluted earnings per share (Pounds Sterling)	0.10	0.27	(1)	0.23	0.24	(1)

(1) As adjusted retrospectively to reflect the reorganisation transactions described in note 1.1.

On 15 August 2012, the Company issued a further 139,895 Class A ordinary shares pursuant to the Company’s 2012 Equity Incentive Award Plan and listed such shares on the NYSE. The number of shares in issue as of 31 December 2012 was 163,825,595 shares comprising 39,825,595 Class A ordinary shares and 124,000,000 Class B ordinary shares

3                               Cash generated from operations

	Three months ended 31 December		Six months ended 31 December
	2012 £’000	2011 £’000	2012 £’000	2011 £’000
Profit from continuing operations	16,218	42,071	36,686	37,101
Tax expense/(credit)	12,146	(22,867)	(14,386)	(24,252)
Profit on ordinary activities before tax	28,364	19,204	22,300	12,849
Depreciation charges	1,852	1,721	3,769	3,560
Amortisation of players’ registrations	10,660	9,926	20,483	20,020
Profit on disposal of players’ registrations	(687)	(206)	(5,505)	(5,830)
Net finance costs	9,210	12,249	21,597	31,584
Share-based payments	154	—	481	—
Fair value losses/(gains) on derivative financial instruments	102	(240)	(9)	(240)
Decrease in trade and other receivables	8,369	8,136	14,727	7,471
Decrease in trade and other payables and deferred revenue	(29,954)	(53,283)	(15,744)	(49,145)
Decrease in provisions	(90)	(233)	(236)	(435)
Cash generated from/(used in) operations	27,980	(2,726)	61,863	19,834

4              Reconciliation of Adjusted EBITDA to profit for the period from continuing operations

	Three months ended 31 December		Six months ended 31 December
	2012 £’000	2011 £’000	2012 £’000	2011 £’000
Adjusted EBITDA	50,180	44,920	66,523	64,209
Adjustments:
Depreciation	(1,852)	(1,721)	(3,769)	(3,560)
Amortisation of players’ registrations	(10,660)	(9,926)	(20,483)	(20,020)
Exceptional items	(781)	(2,026)	(3,879)	(2,026)
Profit on disposal of players’ registrations	687	206	5,505	5,830
Net finance costs	(9,210)	(12,249)	(21,597)	(31,584)
Tax (expense)/credit	(12,146)	22,867	14,386	24,252
Profit for the period from continuing operations	16,218	42,071	36,686	37,101